FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 20, 2004

LJ INTERNATIONAL TO BE FEATURED AT JUNE 8 INVESTOR FORUM

     Jewelry Company Will Provide Growth Outlook at Online Event for High Net-Worth Audience

HONG KONG and LOS ANGELES, CA — May 20, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced that it will be one of the featured firms at Informed Investors Inc.’s next Small Cap/Growth Stocks Virtual Forum, to be broadcast June 8, 2004.

LJI’s Vice President of Corporate Development, Ms. Betty Ho, will deliver an approximately 20-minute presentation detailing the Company’s recent performance and its global expansion strategy, with an emphasis on the fast-growing China consumer market. Based on attendance at previous Small Cap virtual forums, the online audience is expected to number between 250 and 300, consisting of investors managing both private and public portfolios. The presentation will be archived for one year at the Informed Investors Web site, www.informedinvestors.com

“This upcoming virtual forum is well-timed for LJI considering we have a number of positive corporate developments, some announced and others in the pipeline, that we believe should be shared with the investment community,” said the Company’s Chairman and CEO, Yu Chuan Yih. “For instance, we have just begun several major new sales initiatives in China, including a high-end jewelry showroom in Hong Kong that opened in mid-March, a joint venture agreement with retail chain operator China Commerce Group, and a new strategic vendor partnership with Carrefour, the global retailer that operates 35 giant “hypermarkets” in China. With China sales just beginning to ramp-up and robust revenue growth continuing elsewhere, 2004 promises to be a growing year for us. We look forward to sharing our outlook with investors who have the experience, resources and sophistication to act on it.”

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

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About Informed Investors

Informed Investors, Inc., brings individual investors and public companies together by sponsoring forums, both online and onsite, that allow investors to hear directly from company executives. In many cases, the CEO will represent the company, and individuals have the opportunity to ask questions before they invest. Companies benefit by presenting their story to sophisticated investors, and the attending investors benefit by getting their investment information straight from the source. Informed Investors is a service of World Investor Link; both are subsidiaries of WILink.com plc. For more information, go to www.informedinvestors.com.

About LJ International

LJ International Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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